Exhibit 99.1

InMode Reports Second Quarter 2026 Financial Results:
Quarterly GAAP Revenues of $95.6 Million, Consistent with the Second Quarter of 2025
YOKNEAM, Israel, August 5, 2026 - InMode Ltd. (Nasdaq: INMD) (“InMode”), a leading global provider of innovative medical technologies, today announced its consolidated financial results for the second quarter of 2026.

Second Quarter 2026 Highlights:
● Quarterly GAAP revenues of $95.6 million, consistent with the second quarter of 2025.

●          Quarterly revenues from consumables and service of $22.3 million, an increase of 13% compared to the second quarter of 2025.
●          GAAP operating income of $12.3 million and *non-GAAP operating income of $16.0 million.
●          Total cash position of $501.1 million as of June 30, 2026, including cash and cash equivalents, marketable securities and short-term bank deposits.
●          Completed the repurchase of 6.38 million ordinary shares for an aggregate purchase price of $87.8 million through the previously announced share repurchase program.

U.S. GAAP Results
(U.S. dollars in thousands, except for per share data)
	Q2 2026	Q2 2025
Revenues	$95,589	$95,602
Gross Margins	75%	80%
Operating Margins	13%	24%
Net Income	$17,064	$26,742
Earnings per Diluted Share	$0.29	$0.42
*Non-GAAP Results
(U.S. dollars in thousands, except for per share data)
	Q2 2026	Q2 2025
Gross Margins	75%	80%
Operating Margins	17%	28%
Net Income	$20,812	$30,139
Earnings per Diluted Share	$0.35	$0.47

*Please refer to “Use of non-GAAP Financial Measures” below for important information about non-GAAP financial measures. A reconciliation between U.S. GAAP and non-GAAP Statement of Income is provided following the financial statements included in this release. Non-GAAP results exclude share-based compensation, expenses related to independent transaction committee review (representing non-recurring cost) and related income tax adjustments where applicable.

Management Comments
“Overall revenue was consistent with the prior-year period, and we saw continued stability in our U.S. capital equipment business, reflecting steady customer demand. This performance is consistent with the stabilization we anticipate will continue through the remainder of the year. We remain focused on investing in opportunities that support long-term growth,” said Moshik Itzkovich, Chief Financial Officer of InMode.
Second Quarter 2026 Financial Results
Total GAAP revenues for the second quarter of 2026 were $95.6 million, consistent with the second quarter of 2025. Revenue from Asia reached a quarterly record, reflecting continued strength across key markets in the region. Quarterly revenues from consumables and service grew 13% compared to the second quarter of 2025, to $22.3 million, derived primarily from international sales.

GAAP gross margin for the second quarter of 2026 was 75%, compared to 80% for the second quarter of 2025.
*Non-GAAP gross margin for the second quarter of 2026 was 75%, compared to 80% for the second quarter of 2025.
GAAP operating margin for the second quarter of 2026 was 13%, compared to 24% for the second quarter of 2025. *Non-GAAP operating margin for the second quarter of 2026 was 17%, compared to 28% for the second quarter of 2025. These decreases were primarily attributable to higher cost of goods sold, product mix, the restructuring of the North America sales team implemented toward the end of 2025, additional marketing and sales investments to retain talent and maintain market share, and higher general and administrative expenses driven by increased professional services costs. We expect these trends to continue for the foreseeable future.

InMode reported GAAP net income of $17.1 million, or $0.29 per diluted share, in the second quarter of 2026, compared to $26.7 million, or $0.42 per diluted share, in the second quarter of 2025. On a *non-GAAP basis, InMode reported net income of $20.8 million, or $0.35 per diluted share, in the second quarter of 2026, compared to $30.1 million, or $0.47 per diluted share, in the second quarter of 2025.

As of June 30, 2026, InMode had cash and cash equivalents, marketable securities and short-term bank deposits of $501.1 million.

Appointed New Chief Financial Officer and New Board Director
On May 20, 2026, the Company announced the appointment of Dr. Shlomo Nass as its new Chairman of the Company’s Board of Directors, effective May 19, 2026. The Company also announced the appointment of Moshe (Moshik) Itzkovich as the Company’s new Chief Financial Officer, effective May 19, 2026, while former Chief Financial Officer Yair Malca continues to be engaged with the Company as a consultant.
2026 Financial Outlook

Management provided an outlook for the full fiscal year ending December 31, 2026. Based on current estimates, management expects:

●	Revenues between $365 million and $375 million
●	*Non-GAAP gross margin between 74% and 76%
●	*Non-GAAP income from operations to be between $68 million and $73 million
●	*Non-GAAP earnings per diluted share between $1.29 and $1.34

However, these expectations are based on management’s current estimates, which may be updated.

This outlook is not a guarantee of future performance, and shareholders should not rely on such forward-looking statements. See “Forward-Looking Statements” for additional information.

*Please refer to “Use of non-GAAP Financial Measures” below for important information about non-GAAP financial measures. A reconciliation between U.S. GAAP and non-GAAP Statement of Income is provided following the financial statements that are included in this release. Non-GAAP results exclude share-based compensation, expenses related to independent transaction committee review (representing non-recurring cost) and related income tax adjustments where applicable.

Conference Call and Webcast Update
As previously announced, while the Company’s Special Committee continues its evaluation of unsolicited proposals, the Company will not host an investor conference call or webcast in connection with this earnings release and will not be conducting investor meetings at this time.

The Current Situation in Israel
The scope and severity of ongoing conflicts in Gaza, Northern Israel, Lebanon, Iran, and the broader region are unpredictable and could escalate at any time. To date, our operations have not been materially affected. We continue to monitor political and military developments closely and examine the consequences for our operations and assets.

Use of Non-GAAP Financial Measures
In addition to InMode’s operating results presented in accordance with GAAP, this release contains certain non-GAAP financial measures including non-GAAP net income, non-GAAP earnings per diluted share, non-GAAP operating margin, non-GAAP gross margin and non-GAAP income from operations. Because these measures are used in InMode’s internal analysis of financial and operating performance, management believes they provide investors with greater transparency into its view of InMode’s economic performance. Management also believes the presentation of these measures, when analyzed in conjunction with InMode’s GAAP operating results, allows investors to more effectively evaluate and compare InMode’s performance to that of its peers, although InMode’s presentation of its non-GAAP measures may not be strictly comparable to the similarly titled measures of other companies. Schedules reconciling each of these non-GAAP financial measures are provided as a supplement to this release. Reconciliations of non-GAAP gross margin, non-GAAP income from operations, and non-GAAP earnings per diluted share for management’s projections of such non-GAAP financials for the 2026 fiscal year are not available without unreasonable effort due to the variability, complexity and limited visibility of certain reconciling items. These reconciling items could have a significant and unpredictable impact on our future GAAP results.

About InMode

InMode is a leading global provider of innovative medical technologies. InMode develops, manufactures, and markets devices harnessing novel radio frequency (“RF”) technology. InMode strives to enable emerging surgical procedures as well as improve existing treatments. InMode has leveraged its medically accepted minimally invasive RF technologies to offer a comprehensive line of products across several categories for plastic surgery, gynecology, dermatology, otolaryngology, and ophthalmology. For more information about InMode, please visit www.inmodemd.com.
Forward-Looking Statements
The information in this press release includes forward-looking statements within the meaning of the federal securities laws. These statements generally relate to future events or InMode’s future financial or operating performance, including the actual amount of share repurchases made by the Company, if any. Actual outcomes and results may differ materially from what is expressed or forecast in such forward-looking statements. In some cases, you can identify these statements because they contain words such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “project,” “will,” “would” and similar expressions that concern our expectations, strategic plans or intentions. Forward-looking statements are based on management’s current expectations and assumptions, and are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict. Consequently, actual results could differ materially from those indicated in these forward-looking statements. When considering these forward-looking statements, you should keep in mind the risk factors and other cautionary statements included in InMode’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on February 10, 2026, and our subsequent public filings. InMode undertakes no obligation and does not intend to update these forward-looking statements to reflect events or circumstances occurring after this press release. You are cautioned not to place undue reliance on these forward-looking statements, which pertain only as of the date of this press release.
Company Contact: Moshik Itzkovich Chief Financial Officer Email: Moshik.Itzkovich@inmodemd.com	Investor Relations Contact: Miri Segal MS-IR LLC Email: ir@inmodemd.com

INMODE LTD.
CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(U.S. dollars in thousands, except for per share data)
(Unaudited)
	Three months ended		Six months ended
	June 30,		June 30,
	2026	2025	2026	2025
REVENUES	95,589	95,602	177,606	173,476
COST OF REVENUES	24,073	19,152	44,538	36,115
GROSS PROFIT	71,516	76,450	133,068	137,361
OPERATING EXPENSES:
Research and development	3,656	3,372	7,198	6,267
Sales and marketing	50,818	47,474	93,750	87,201
General and administrative	4,785	2,723	9,807	5,394
TOTAL OPERATING EXPENSES	59,259	53,569	110,755	98,862
OPERATING INCOME	12,257	22,881	22,313	38,499
Finance income, net	7,432	8,062	11,728	14,921
INCOME BEFORE INCOME TAXES	19,689	30,943	34,041	53,420
INCOME TAXES	2,625	4,201	5,415	8,477
NET INCOME	17,064	26,742	28,626	44,943

EARNINGS PER SHARE:
Basic	0.29	0.42	0.47	0.68
Diluted	0.29	0.42	0.46	0.68
WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING USED IN COMPUTATION OF EARNINGS PER SHARE (in thousands)
Basic	58,903	63,252	61,140	65,982
Diluted	59,378	63,637	61,717	66,540

INMODE LTD.
CONDENSED CONSOLIDATED BALANCE SHEETS
(U.S. dollars in thousands, except for per share data)
(Unaudited)

	June 30, 2026	December 31, 2025
Assets
CURRENT ASSETS:
Cash and cash equivalents	396,173	302,543
Marketable securities	18,995	83,632
Short-term bank deposits	85,947	169,159
Accounts receivable, net of allowance for credit losses	44,555	43,504
Prepaid expenses and other receivables	32,664	25,733
Inventories	71,661	74,050
TOTAL CURRENT ASSETS	649,995	698,621
NON-CURRENT ASSETS:
Accounts receivable, net of allowance for credit losses	5,686	3,005
Deferred income tax assets	52,629	53,230
Operating lease right-of-use assets	8,693	8,274
Property and equipment, net	2,628	2,599
Other investments	700	700
TOTAL NON-CURRENT ASSETS	70,336	67,808
TOTAL ASSETS	720,331	766,429
Liabilities and shareholders’ equity
CURRENT LIABILITIES:
Accounts payables	18,792	17,912
Contract liabilities	15,452	12,093
Other liabilities	45,193	40,739
TOTAL CURRENT LIABILITIES	79,437	70,744
NON-CURRENT LIABILITIES:
Contract liabilities	2,484	3,043
Other liabilities	4,825	4,436
Operating lease liabilities	4,451	5,008
TOTAL NON-CURRENT LIABILITIES	11,760	12,487
TOTAL LIABILITIES	91,197	83,231

TOTAL SHAREHOLDERS’ EQUITY	629,134	683,198
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	720,331	766,429

INMODE LTD.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(U.S. dollars in thousands, except for per share data)
(Unaudited)
	Three months ended June 30,		Six months ended June 30,
	2026	2025	2026	2025
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	17,064	26,742	28,626	44,943
Adjustments required to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	179	191	354	365
Share-based compensation expenses	3,708	3,418	6,407	5,936
Change in allowance for credit losses of trade receivable	719	147	1,244	53
Loss on marketable securities, net	‐	5	‐	3
Finance expenses (income), net	388	(313)	1,107	(1,887)
Deferred income taxes	295	566	622	1,462
Changes in operating assets and liabilities:
Decrease (increase) in accounts receivable (current and non-current)	(5,046)	(3,285)	(4,974)	1,259
Decrease (increase) in other receivables	(1,164)	1,276	(7,030)	(2,256)
Decrease (increase) in inventories	(253)	(4,329)	2,389	(8,562)
Increase in accounts payable	1,939	2,430	880	3,700
Increase (decrease) in other liabilities (current and non-current)	4,400	127	4,012	(3,160)
Increase (decrease) in contract liabilities (current and non-current)	(1,178)	(2,903)	2,800	(3,740)
Net cash provided by operating activities	21,051	24,072	36,437	38,116
CASH FLOWS FROM INVESTING ACTIVITIES:
Investment in short-term deposits	(85,000)	(25,000)	(169,912)	(25,000)
Proceeds from short-term deposits	84,912	55,000	252,570	86,297
Purchase of fixed assets	(211)	(219)	(383)	(304)
Purchase of marketable securities	‐	-	(9,727)	(20,877)
Proceeds from sale of marketable securities	‐	-	‐	3,003
Proceeds from maturity of marketable securities	37,983	41,875	74,239	104,022
Net cash provided by investing activities	37,684	71,656	146,787	147,141
CASH FLOWS FROM FINANCING ACTIVITIES:
Tax withholding related to vesting of restricted share units	-	-	(1,802)	-
Repurchase of ordinary shares	(56,511)	(27,484)	(87,752)	(127,444)
Exercise of options	19	505	636	999
Net cash used in financing activities	(56,492)	(26,979)	(88,918)	(126,445)
EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	(365)	1,540	(676)	2,096
NET INCREASE IN CASH AND CASH EQUIVALENTS	1,878	70,289	93,630	60,908

CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	394,295	145,948	302,543	155,329
CASH AND CASH EQUIVALENTS AT END OF PERIOD	396,173	216,237	396,173	216,237

INMODE LTD.
CONDENSED CONSOLIDATED FINANCIAL HIGHLIGHTS
(U.S. dollars in thousands, except for per share data)
(Unaudited)
	Three months ended June 30,				Six months ended June 30,
	2026		2025		2026		2025
Revenues by Category:

Capital Equipment revenues - United States	43,084	45%	40,653	42%	76,753	43%	70,195	40%
Capital Equipment revenues - International	30,194	32%	35,133	37%	57,179	32%	63,266	37%
Total Capital Equipment revenues	73,278	77%	75,786	79%	133,932	75%	133,461	77%
Consumables and service revenues	22,311	23%	19,816	21%	43,674	25%	40,015	23%
Total Revenue	95,589	100%	95,602	100%	177,606	100%	173,476	100%

	Three months ended June 30,						Six months ended June 30,
	2026			2025			2026			2025
	%			%			%			%
	United States	International	Total	United States	International	Total	United States	International	Total	United States	International	Total
Revenues by Technology:
Minimal-Invasive	71	73	73	73	82	78	73	77	75	82	81	81
Hands-Free	1	2	1	4	2	3	1	1	1	3	2	3
Non-Invasive	28	25	26	23	16	19	26	22	24	15	17	16
	100	100	100	100	100	100	100	100	100	100	100	100

INMODE LTD.
RECONCILIATION OF GAAP CONDENSED CONSOLIDATED STATEMENTS OF
 INCOME TO NON-GAAP CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(U.S. dollars in thousands, except for per share data)
(Unaudited)
	Three months ended June 30, 2026			Three months ended June 30, 2025
	GAAP	Stock Based Compensation	Non-GAAP	GAAP	Stock Based Compensation	Non-GAAP
REVENUES	95,589	‐	95,589	95,602	‐	95,602
COST OF REVENUES	24,073	(302)	23,771	19,152	(334)	18,818
GROSS PROFIT	71,516	302	71,818	76,450	334	76,784
OPERATING EXPENSES:
Research and development	3,656	(282)	3,374	3,372	(287)	3,085
Sales and marketing	50,818	(2,525)	48,293	47,474	(2,529)	44,945
General and administrative	4,785	(599)	4,186	2,723	(268)	2,455
TOTAL OPERATING EXPENSES	59,259	(3,406)	55,853	53,569	(3,084)	50,485
OPERATING INCOME	12,257	3,708	15,965	22,881	3,418	26,299
Finance income, net	7,432	‐	7,432	8,062	-	8,062
INCOME BEFORE INCOME TAXES	19,689	3,708	23,397	30,943	3,418	34,361
INCOME TAXES	2,625	(40)	2,585	4,201	21	4,222
NET INCOME	17,064	3,748	20,812	26,742	3,397	30,139

EARNINGS PER SHARE
Basic	0.29		0.35	0.42		0.48
Diluted	0.29		0.35	0.42		0.47
WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING USED IN COMPUTATION OF NET INCOME PER SHARE (in Thousands)
Basic	58,903		58,903	63,252		63,252
Diluted	59,378		60,174	63,637		64,537

	Six months ended June 30, 2026				Six months ended June 30, 2025
	GAAP	Stock Based Compensation	Expenses Related to Independent Transaction Committee Review	Non-GAAP	GAAP	Stock Based Compensation	Non-GAAP
REVENUES	177,606	‐	‐	177,606	173,476	-	173,476
COST OF REVENUES	44,538	(616)	‐	43,922	36,115	(644)	35,471
GROSS PROFIT	133,068	616	‐	133,684	137,361	644	138,005
OPERATING EXPENSES:
Research and development	7,198	(550)	‐	6,648	6,267	(509)	5,758
Sales and marketing	93,750	(4,386)	‐	89,364	87,201	(4,292)	82,909
General and administrative	9,807	(855)	(1,262)	7,690	5,394	(491)	4,903
TOTAL OPERATING EXPENSES	110,755	(5,791)	(1,262)	103,702	98,862	(5,292)	93,570
OPERATING INCOME	22,313	6,407	1,262	29,982	38,499	5,936	44,435
Finance income, net	11,728	‐	‐	11,728	14,921	-	14,921
INCOME BEFORE INCOME TAXES	34,041	6,407	1,262	41,710	53,420	5,936	59,356
INCOME TAXES	5,415	(389)	‐	5,026	8,477	(655)	7,822
NET INCOME	28,626	6,796	1,262	36,684	44,943	6,591	51,534

EARNINGS PER SHARE
Basic	0.47			0.60	0.68		0.78
Diluted	0.46			0.59	0.68		0.77
WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING USED IN COMPUTATION OF NET INCOME PER SHARE (in Thousands)
Basic	61,140			61,140	65,982		65,982
Diluted	61,717			62,324	66,540		67,052